Security Advantage VUL

National Security Life and Annuity Company

National Security Variable Account L

Supplement dated September 1, 2023

to the Prospectus dated May 1, 2019 and

Update Notice dated May 1, 2023

The following supplements the prospectus dated May 1, 2019, and the update notice dated May 1, 2023, as they may be previously supplemented. Please read this supplement in conjunction with your prospectus and update notice and retain it for future reference.

Name Change of Fund Available Under Your Contract

Effective on or about September 1, 2023, the name of the Lazard Retirement US Small-Mid Cap Equity Portfolio (the “Portfolio”) is being changed to the Lazard Retirement US Small Cap Equity Select Portfolio.

Accordingly, all references to the Portfolio in your prospectus and update notice are changed to reflect the name Lazard Retirement US Small Cap Equity Select Portfolio effective upon such change.

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